To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong

The Standard (Thursday, 25 May 2006)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNUAL GENERAL MEETING HELD ON 24 MAY 2006
POLL RESULTS

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 24 May 2006 as follows :

	Ordinary Resolutions	Number of Votes (%)	
		For	Against
1.	To adopt the Accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2005	170,911,987 100.00%	– 0.00%
2.	To sanction a final dividend for the year ended 31 December 2005	170,911,987 100.00%	– 0.00%
3.	To re-elect retiring Directors:		
	(i) Ms. Mona Fong	166,847,975 97.67%	3,973,012 2.33%
	(ii) Dr. Li Dak Sum	170,820,987 100.00%	– 0.00%
	(iii) Mr. Kevin Lo Chung Ping	167,641,975 98.14%	3,179,012 1.86%
4.	To approve annual Directors' fee	170,911,987 100.00%	– 0.00%
5.	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise Directors to fix their remuneration	170,911,987 100.00%	– 0.00%
6(I).	To give a general mandate to Directors to issue additional shares	165,619,615 96.90%	5,292,372 3.10%
6(II).	To give a general mandate to Directors to repurchase issued shares	170,911,987 100.00%	– 0.00%
6(III).	To extend the authority given to the Directors under Resolution 6(I) to shares repurchased under the authority under Resolution 6(II)	170,911,987 100.00%	2,600 0.00%
6(IV).	To extend the book close period from 30 days to 60 days	167,732,975 98.13%	3,205,012 1.87%
	As more than 50% of the votes were cast in favour of the resolutions, the above resolutions were duly passed as ordinary resolutions.		

Pursuant to Section 19(1) of Schedule 1 of the Broadcasting Ordinance (Cap. 562), only the shares to which the Declarations of Voting Control of shares issued by the Company have been duly completed and received by the Company by the Specified Date may cast votes at the AGM.

The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 171,680,087 shares.

The total number of shares entitling the holders to attend and vote only against any of the resolutions at the AGM: Nil.

Computershare Hong Kong Investor Services Limited was appointed as scrutineer for the vote-taking at the AGM.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 24 May 2006

As at the date of this announcement, the Board comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee *
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (Alternate Director to Christina Lee Look Ngan Kwan)

* *Independent Non-executive Directors*

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